Exhibit 4.8

Phil Hodkinson
c/o A9C
BT Centre
81 Newgate Street
London
EC1A 7AJ	21 February 2011
Dear Phil
As you know, the Board of BT Group plc (the ‘Company’) has agreed to increase the non- executive directors’ fees with effect from 1 January 2011. This letter sets out your fees from that date.
We are also taking this opportunity to up-date the letter of appointment the Company gives to its non-executive directors to align it more closely with the UK Corporate Governance Code and Stewardship Code published by the Financial Reporting Council.
Appointment
This letter takes immediate effect. It sets out the terms of your appointment and replaces the letter to you dated 10 January 2006. Your appointment will continue until 31 January 2012 when it may be reviewed. During the period covered by this letter either you or the Board can give the other at least three months’ written notice to terminate the appointment at any time.
In accordance with relevant corporate governance provisions, you will be required to stand for re-election at the Company’s Annual General Meeting each year. In the event that you are not re-elected by the shareholders at the Annual General Meeting the appointment will terminate automatically and with immediate effect.

Subject to your annual re-election as a director and satisfactory performance by you of your duties as a non-executive director, the appointment may be continued after 31 January 2012 if you and the Board agree.
Time commitment
You are expected to attend all meetings of the Board and those Board Committees to which you are appointed, the Annual General Meeting and one or more Board away days. If you cannot attend any meeting you should advise the Secretary in advance. In addition, you will be expected to devote appropriate preparation time ahead of each Board and Board Committee meeting and to take part in at least one visit each year to one of BT’s offices or other sites. It is difficult to be precise about the amount of time you should expect to spend on this work, but we estimate that you should allow a minimum of 22 days each year, subject to Committee commitments. Additional time commitment may also be required if the Company is undergoing a period of particularly increased activity (such as a major acquisition or capital transaction).
By accepting this letter, you are confirming that you are able to allocate sufficient time to meet what is expected of you in your role as a non-executive director. The agreement of the Chairman should be sought before accepting additional commitments that might affect the time you are able to devote to your role as a non-executive director of the Company.
Role
Non-executive directors have the same general legal responsibilities to the Company as any other director. The Board’s principal focus is the strategic direction, development and control of the group, while maintaining sound risk management and internal control systems. In support of this it approves the group’s values, ethics, business practice policies, strategic plans, annual budgets and the group’s overall system of internal controls, governance and compliance authorities. It also has oversight and control of the group’s operating and financial performance. Board members are expected to constructively challenge and help develop proposals on strategy. These responsibilities are set out in the formal statement of the Board’s role which you received previously in your directors’ briefing pack and are in accordance with the UK Corporate Governance Code.

Fees and expenses
You will, from 1 January 2011, receive fees for your services as a director of £62,000 a year, £30,000 as a member and Chair of the Audit & Risk Committee, £7,500 as a member of the Nominating & Governance Committee, £5,000 as a member of the Pension Scheme Performance Review Group and £5,000 as a member of the Committee for Sustainable and Responsible Business.
Your total fees per annum are therefore £109,500.
The Company will either pay or reimburse you for all travelling, hotel and other expenses incurred on the Company’s business.
Outside interests
It is accepted and acknowledged that you have business interests other than those of the Company and have declared any conflicts that are apparent at present. In the event that you become aware of any potential conflicts of interest this must be disclosed to the Secretary as soon as it becomes apparent. You will be asked to review the interests notified, on an annual basis. However, any new interests which arise during your period of appointment should be notified to the Secretary as soon as possible.
Confidentiality and share dealings
All information acquired during your appointment is confidential to the Company and should not be released (by whatever means), either during your appointment or following termination, to third parties without prior clearance from the Secretary. You also undertake to keep secure any information and material sent to you.
Your attention is also drawn to the requirements under both legislation and regulation as to the handling and disclosure of price sensitive information. You should avoid making any statements that might breach these requirements without prior clearance from the Secretary.
You will be bound by BT Group plc’s Articles of Association and by the Company’s share dealing code.

Induction and Briefings
The Company has in place arrangements to complement the briefing material you have already received about the BT group through an on-going programme to keep you informed about the Company’s businesses, activities and developments, the communications industry and the regulatory environment. This can include meetings with the Company’s executive management, major shareholders and other stakeholders, and the external auditors. We will also continue to arrange a tailored package of visits to business locations so you can see BT and its people at work.
Review
The performance of the Board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the Chairman or the Secretary as soon as is appropriate.
Individual training and development needs will be regularly reviewed and agreed with each director as part of the Board evaluation process.
Insurance
You are covered by the Company’s directors’ and officers’ liability insurance. The current limit in respect of any one claim or all claims in aggregate during the period of the insurance policy is £170 million.
Independent professional advice
The Company has a procedure for its directors, in furtherance of their duties, to take independent advice if necessary, at the Company’s expense. If you feel it necessary to seek such advice, please contact the Secretary first. A copy of the procedure was included in your briefing pack.
Termination
Upon termination of your appointment you will, at the Company’s request, promptly resign in writing as a director of BT Group plc. The Secretary is irrevocably authorised to sign a letter of resignation on your behalf if you fail to do so.

Acceptance
Please confirm your acceptance of these terms by signing and returning the attached copy of this letter.
Yours sincerely
/s/ Andrew Parker
Name: Andrew Parker
ANDREW PARKER

To:	Andrew Parker Company Secretary

I confirm acceptance of the above terms of appointment.

/s/ Phil Hodkinson	16 March 2011
Name: Phil Hodkinson	Date